SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: Dec. 13, 2005
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
          Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: December 13, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

December 13, 2005
Ivanhoe Mines welcomes decision by Mongolian Cabinet not to seek state participation in mineral deposits discovered by private companies
ULAANBAATAR, MONGOLIA — Chairman Robert Friedland and President John Macken, on behalf of the Ivanhoe Mines Board of Directors, today welcomed a recent decision by the Mongolian Government’s Cabinet not to seek state participation in mineral deposits that may be discovered in the future by privately funded exploration and mining companies.
A recent Cabinet meeting decided to support proposed changes to Mongolia’s eight-year-old Minerals Law that would include a provision for possible future state participation only in a limited number of mineral deposits where the Mongolian Government had previously funded geological exploration and resource estimation work. If the government subsequently decided to exercise its right of participation, the portion of the state interest in each eligible deposit would be equivalent in value to the amount of state funds that had been spent on the exploration and definition of the deposit and participation would be subject to negotiation with any private property owner. The cabinet rejected previously floated proposals for state participation that could have resulted in stakes of up to 15% and 30% in privately and publicly funded mineral deposits respectively. None of the previously mooted proposals had any element of retroactivity.
The 17-member Cabinet consists of the Prime Minister and all other government ministers, including the Finance Minister and Foreign Minister.
Mr. Friedland said that the changes as proposed would not affect Ivanhoe’s Oyu Tolgoi copper-gold project in the South Gobi region or Ivanhoe’s current Mongolian exploration licences. Ivanhoe is developing a new mine based on a series of deposits discovered as part of a comprehensive exploration program that has been funded entirely by international private enterprise during the past 10 years.
“Oyu Tolgoi is not, and never has been, a state-funded deposit in any way, shape or form. Ivanhoe plans to establish a world-scale mine that will become a central pillar of Mongolia’s modernizing economy,” Mr. Friedland said.
When and if enacted into law by Parliament, as recommended by the Cabinet, the proposed amendments to the current Minerals Law also would introduce a public auction system to allocate future exploration and mining licences for areas where state-funded geological investigation or reconnaissance works have been conducted, areas surrendered by license holders, areas where licences have been revoked and areas for new licencing. The proposed changes also would require the submission of environmental protection plans before mining licences are issued and establish additional performance criteria for environmental restoration work. None of these proposals would affect Ivanhoe’s project, which obtained its mining licence in 2004, or Ivanhoe’s current portfolio of exploration licences.
Mr. Friedland noted that Ivanhoe will be pleased to cooperate with industry representatives and the North America-Mongolia Business Council in reviewing and commenting in detail on the proposed changes and other potential improvements as part of Parliament’s consideration of amendments to the Minerals Law.
Information contacts
North America
Investors: Bill Trenaman 604 688 5755
Media: Bob Williamson 604 331 9880
Mongolia
Layton Croft 976 9911 3339